UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

AUTOLUS THERAPEUTICS PLC

(Name of Issuer)

American Depositary Shares, each representing one ordinary share, nominal value $0.000042 per share, and ordinary shares, nominal value $0.000042 per share

(Title of Class of Securities)

05280R100**

(CUSIP Number)

c/o Lubomír Král

PPF a.s.

Evropská 2690/17

P.O. Box 177

160 41 Praha 6

Czech Republic

Tel: (+420) 224 174 067

With copies to:

Scott Levi

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 05280R100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Global Select Market under the symbol “AUTL.” Each ADS represents 1 Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS Renata Kellnerova
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,612,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,612,275*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,612,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%**
14.	TYPE OF REPORTING PERSON IN

*	Consists of 14,612,275 American Depositary Shares representing Ordinary Shares with a nominal value of $0.000042 per share (the “ADSs”), of Autolus Therapeutics plc (the “Issuer”) held of record by PPF Biotech B.V. (formerly known as PPF Capital Partners Fund B.V.) (“PPF Biotech”). See Item 2 of Amendment No. 8 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.
**	This percentage is calculated based on 265,926,305 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of March 20, 2024 (as set forth in the Issuer’s annual report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2024).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS PPF GROUP N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,612,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,612,275*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,612,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%**
14.	TYPE OF REPORTING PERSON CO

*	Consists of 14,612,275 ADSs representing Ordinary Shares of the Issuer held of record by PPF Biotech. See Item 2 of Amendment No. 8 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the ADSs.
**	This percentage is calculated based on 265,926,305 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of March 20, 2024 (as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 21, 2024).

CUSIP No. 05280R100
1	NAME OF REPORTING PERSONS PPF BIOTECH B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,612,275*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,612,275*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,612,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%**
14.	TYPE OF REPORTING PERSON CO

*	Consists of 14,612,275 ADSs representing Ordinary Shares of the Issuer held of record by the reporting person.
**	This percentage is calculated based on 265,926,305 ordinary shares outstanding (including ordinary shares in the form of ADSs) as of March 20, 2024 (as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 21, 2024).

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 9 to the Schedule 13D (as defined below) (the “Amendment No. 9”) amends and supplements certain items of the Schedule 13D related to the Ordinary Shares, nominal value $0.000042 per share (the “Ordinary Shares”) represented by American Depositary Shares (the “ADSs”), each of which represents one Ordinary Share, of Autolus Therapeutics plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on April 22, 2020, Amendment No. 2 to the Original Schedule 13D filed on June 15, 2020, Amendment No. 3 to the Original Schedule 13D filed on July 6, 2020, Amendment No. 4 to the Original Schedule 13D filed on July 20, 2020, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2020, Amendment No. 6 to the Original Schedule 13D filed on August 13, 2020, Amendment No. 7 to the Original Schedule 13D filed on June 23, 2021 and Amendment No. 8 to the Original Schedule 13D filed on October 5, 2022 (“Amendment No. 8”) (as so amended, the “Schedule 13D”). This Amendment No. 9 is being filed solely due to a material change in the Reporting Persons’ ownership percentage, based on the total number of Ordinary Shares outstanding reported by the Issuer on its annual report on Form 10-K filed with the SEC on March 21, 2024. The Reporting Persons have not acquired or disposed of any Ordinary Shares since the filing of Amendment No. 8. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The percentage ownership of the ADSs representing Ordinary Shares is calculated based on 265,926,305 Ordinary Shares outstanding (including Ordinary Shares in the form of ADSs) as of March 20, 2024 (as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 21, 2024).

(a) Aggregate number and percentage of securities

PPF Biotech is the owner of record of 14,612,275 Ordinary Shares represented by ADSs beneficially owned, or 5.5% of the Ordinary Shares of the Issuer. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares held by PPF Biotech. Each of the Reporting Persons disclaims beneficial ownership in all Ordinary Shares reported herein, except to the extent of its respective pecuniary interest therein.

See also rows 11 and 13 of the cover pages to this Amendment No. 9 and Item 2 of Amendment No. 8 for the aggregate number of Ordinary Shares beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Amendment No. 9 are based on 265,926,305 Ordinary Shares outstanding (including Ordinary Shares in the form of ADSs) as of March 21, 2024 (as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 21, 2024).

(b) Power to vote and dispose

See rows 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days

The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than as disclosed herein, the Reporting Persons and, to the knowledge of the Reporting Persons, the Covered Persons have not effected any transactions in the Ordinary Shares or the ADSs of the Issuer during the past 60 days.

(d) Certain rights of other persons

Not applicable.

(e) Date ceased to be a 5% owner

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2024

Renata Kellnerova

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact

PPF GROUP N.V.

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact

PPF BIOTECH B.V.

By:	/s/ Lubomír Král
Name:	Lubomír Král
Title:	Attorney-in-Fact